Amended
Schedule A
to the
American Beacon Funds Investment
Advisory Agreement between American Beacon Advisors, Inc.
and
Hotchkis and Wiley Capital Management LLC
     Effective March 1, 2011, American Beacon Advisors, Inc. shall pay compensation to Hotchkis and Wiley Capital Management LLC pursuant to Section 4 of the Investment Advisory Agreement between said parties for rendering investment management services in accordance with the following annual percentage rates.
Large Cap Equity Assets
0.60% on the first $10 million
0.50% on the next $40 million
0.30% on the next $100 million
0.20% on the next $250 million
0.15% on the next $400 million
0.125% on the next $650 million
0.15% on all excess assets
In calculating the amount of assets under management solely for the purpose of determining the applicable percentage rate for Large Cap Equity assets, there shall be included all other assets managed by the Investment Manager on behalf of other clients of American Beacon Advisors, Inc, except for the Small Cap Value Portfolio.
Small Cap Value Portfolio
0.50% on the first $100 million
0.45% on the next $150 million
0.40% on all excess assets
     The fee rate to be charged for the Small Cap Value Portfolio will commence with the applicable tier of the Small Cap Value Portfolio fee schedule after taking into consideration the Large Cap Equity assets.
     If the management of a Portfolio commences or terminates at any time other than the beginning or end of a calendar quarter, the fee shall be prorated based on the portion of such calendar quarter during which the Agreement was in force.
     To the extent that a Portfolio invests all of its investable assets (i.e., securities and cash) in another investment company, however, no portion of the advisory fee attributable to the Portfolio as specified above shall be paid for the period the Portfolio’s assets are so invested.

Dated: as of March 17, 2011

Hotchkis and Wiley Capital Management	American Beacon Advisors, Inc.

/s/ Anna Marie Lopez Anna Marie Lopez	/s/ Gene L. Needles, Jr. Gene L. Needles, Jr.
Chief Operating Officer	President & CEO